SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 11-K

 **ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

 **TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 1-8610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

208 S. Akard, Dallas, Texas 75202

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Long Term Savings and Security Plan and AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan

We have audited each of the accompanying statements of net assets available for benefits of the AT&T Long Term Savings and Security Plan and AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (collectively referred to as the Plans) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for each of the Plans for the year ended December 31, 2011. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans' internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits for each of the Plans at December 31, 2011 and 2010, and the changes in their net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements for each of the Plans taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plans' management. The information has been subjected to auditing procedures applied in our audits of the financial statements for each of the Plans, and in our opinion, are fairly stated in all material respects in relation to the financial statements for each of the Plans taken as a whole.

Dallas, Texas   /s/ Ernst & Young LLP
June 22, 2012

Statements of Net Assets Available For Benefits
(Dollars in Thousands)

	December 31, 2011		December 31, 2010	
	AT&T Long Term Savings and Security Plan	**AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan**	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
Assets				
Investment in AT&T Savings Master Trust, at fair value (Note 4)	$ **1,114,139**	$ **912**	$ 1,163,153	$ 876
Receivables:				
Notes receivable from participants	**30,588**	**40**	31,148	75
Employer contribution receivable	**398**	**1**	412	1
Participant contribution receivable	**878**	**1**	895	2
Net assets reflecting investments at fair value	**1,146,003**	**954**	1,195,608	954
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(31,575)**	**(28)**	(27,077)	(23)
Net Assets Available for Benefits	$ **1,114,428**	$ **926**	$ 1,168,531	$ 931

See Notes to Financial Statements.

Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2011
(Dollars in Thousands)

	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
Net Assets Available for Benefits, December 31, 2010	$ 1,168,531	$ 931
Additions to Net Assets		
Contributions:		
Participant contributions	25,900	37
Employer contributions	10,716	17
Investment Income:		
Net income from investment in AT&T Savings Master Trust	14,557	3
Interest income on notes receivable from participants	1,044	3
Total Additions	52,217	60
Deductions from Net Assets		
Administrative Expenses	145	-
Distributions	106,286	65
Total Deductions	106,431	65
Net decrease before transfers	(54,214)	(5)
Transfer from affiliated plan (Note 1)	111	-
Net Assets Available for Benefits, December 31, 2011	$ 1,114,428	$ 926

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Long Term Savings and Security Plan and AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Long Term Savings and Security Plan (LTSSP) was originally established by AT&T Corp. (ATTC) to provide a convenient way for eligible non-management employees of participating ATTC companies to save on a regular and long-term basis. In November 2005, ATTC was acquired by AT&T Inc. (AT&T or the Company).

The AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (LTSSP-PR) was originally established by AT&T of Puerto Rico, Inc., (ATTC later replaced AT&T of Puerto Rico, Inc. as the plan sponsor and administrator) to provide a convenient way for eligible non-management employees of participating ATTC companies to save on a regular and long-term basis.

In 2011, participant account balances of approximately $111 were transferred from the AT&T Retirement Savings Plan into the LTSSP.

The Plans participate in the AT&T Savings Master Trust (Master Trust) for certain participant investment fund options as described below. The Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Master Trust and the Group Trust. With respect to the LTTSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and, effective April 30, 2010, Oriental Bank and Trust serves as local trustee for this plan. Prior to April 30, 2010, Eurobank served as local trustee for this plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plans.

During 2011, participants could invest their contributions in one or more of 26 funds in 10% increments for future contributions and 5% increments for fund exchanges:

- AT&T Total Return Bond Fund*
- AT&T U.S. Equity Fund*
- AT&T International Equity Fund*
- AT&T Stable Value Fund*
- Vanguard Windsor II Fund**
- Vanguard U.S. Growth Fund**
- T Rowe Price Small-Cap Stock**
- U.S. Bond Market Index Fund**
- S&P 500 Index Fund**
- Fidelity Magellan Fund**
- Fidelity Equity-Income Fund**
- Fidelity Low-Priced Stock Fund**
- Fidelity Diversified International Fund**
- T Rowe Price Mid-Cap Growth Fund**
- American Funds Capital World Growth and Income Fund**
- Morgan Stanley Institutional Fund, Inc. International Equity Portfolio**
- Legg Mason Capital Management Value Trust, Inc.**
- Asset Allocation Strategy: Growth**
- Asset Allocation Strategy: Balanced**
- Asset Allocation Strategy: Income**
- Total U.S. Stock Market Index Fund**
- Extended U.S. Stock Market Index Fund**
- International Stock Market Index Fund**
- Fidelity Dividend Growth Fund**
- Fidelity High Income Fund**
- AT&T Stock Fund**

* Investment fund option of the Group Trust.
** Investment fund option of the Master Trust.

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants' contributions based on the provisions of the Plans. All contributions are participant-directed.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion it votes as those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or Master Trust, in accordance with administrative procedures established by the plan administrator. Investment manager fees are charged through the investment funds. Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements. In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the associated cash flows of the investment based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

(Dollars in Thousands)

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

Improving Disclosures about Fair Value Measurements In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements,* (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, *Fair Value Measurements,* (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2   Inputs to the valuation methodology include:
- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted market prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

See Note 4 for fair value hierarchy for the Group Trust's and Master Trust's investments.

(Dollars in Thousands)

NOTE 4. INVESTMENTS

The Plans held an investment in the Master Trust, and the Master Trust held an investment in the Group Trust as of December 31, 2011 and 2010 and for the year ended December 31, 2011.

AT&T Savings Master Trust Investments

The Master Trust was established to manage assets of pooled investment options among various AT&T sponsored plans.

Each participating plan's interest in the investment fund options (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investment fund options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating investment income and administrative expenses related to the Master Trust on a daily basis based on each participant's account balance within each investment fund option.

The participating plans and ownership percentages of the Master Trust are listed below

	December 31,	
	2011	2010
AT&T Long Term Savings and Security Plan	**99.92%**	99.92%
AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan	**0.08%**	0.08%
	100.00%	100.00%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plans’ percentage interest in each of the investment fund options within the Master Trust at December 31, 2011 is disclosed below:

	December 31, 2011	
	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
AT&T Stock Fund	99.956%	0.044%
Vanguard Windsor II Fund	100.000%	-
Vanguard U.S. Growth Fund	99.987%	0.013%
T Rowe Price Small-Cap Stock	99.981%	0.019%
T Rowe Price Mid-Cap Growth Fund	99.981%	0.019%
American Funds Capital World Growth and Income Fund	99.954%	0.046%
Morgan Stanley Institutional Fund, Inc. International Equity Portfolio	100.000%	-
Legg Mason Capital Management Value Trust, Inc.	99.997%	0.003%
Asset Allocation Strategy: Growth	99.994%	0.006%
Asset Allocation Strategy: Balanced	100.000%	-
Asset Allocation Strategy: Income	99.821%	0.179%
U.S. Bond Market Index Fund	99.780%	0.220%
S&P 500 Index Fund	99.925%	0.075%
Total U.S. Stock Market Index Fund	100.000%	-
Extended U.S. Stock Market Index Fund	100.000%	-
International Stock Market Index Fund	99.930%	0.070%
Fidelity Magellan Fund	99.717%	0.283%
Fidelity Equity-Income Fund	99.993%	0.007%
Fidelity Low-Price Stock Fund	99.853%	0.147%
Fidelity Diversified International Fund	99.883%	0.117%
Fidelity Dividend Growth Fund	99.943%	0.057%
Fidelity High Income Fund	99.964%	0.036%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plans' percentage interest in each of the investment fund options within the Master Trust at December 31, 2010 is disclosed below:

	December 31, 2010	
	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
AT&T Stock Fund	99.961%	0.039%
Vanguard Windsor II Fund	99.973%	0.027%
Vanguard U.S. Growth Fund	99.987%	0.013%
T Rowe Price Small-Cap Stock	99.991%	0.009%
T Rowe Price Mid-Cap Growth Fund	99.995%	0.005%
American Funds Capital World Growth and Income Fund	99.960%	0.040%
Morgan Stanley Institutional Fund, Inc. International Equity Portfolio	99.789%	0.211%
Legg Mason Capital Management Value Trust, Inc.	99.953%	0.047%
Asset Allocation Strategy: Growth	99.994%	0.006%
Asset Allocation Strategy: Balanced	100.000%	-
Asset Allocation Strategy: Income	100.000%	-
U.S. Bond Market Index Fund	99.770%	0.230%
S&P 500 Index Fund	99.950%	0.050%
Total U.S. Stock Market Index Fund	100.000%	-
Extended U.S. Stock Market Index Fund	100.000%	-
International Stock Market Index Fund	99.942%	0.058%
Fidelity Magellan Fund	99.736%	0.264%
Fidelity Equity Income Fund	99.994%	0.006%
Fidelity Low Price Stock Fund	99.872%	0.128%
Fidelity Diversified International Fund	99.888%	0.112%
Fidelity Dividend Growth Fund	99.947%	0.053%
Fidelity High Income Fund	100.000%	-

The financial position of the Master Trust at December 31 was as follows:

	2011	2010
Short term investments	**$ 3,068**	$ 2,815
AT&T common stock	**78,603**	76,475
Registered investment companies	**264,210**	299,975
Common/collective trust funds	**82,920**	83,050
Investment in Group Trust (at fair value)	**688,725**	704,615
Master trust investments at fair value	**1,117,526**	1,166,930
Net other assets and liabilities	**(2,475)**	(2,901)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(31,603)**	(27,100)
Net assets	**$ 1,083,448**	$ 1,136,929

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Master Trust Investments and Total Investment Income for the year ended December 31, 2011:

	2011
Short term investments	$ 12
AT&T common stock	2,302
Registered investment companies	(19,706)
Common/collective trust funds	1,729
Investments in Group Trust	17,709
Total net appreciation in fair value of Master Trust Investments	$ 2,046
Investment income:	
Interest	$ -
Dividends	12,514
Total investment income	$ 12,514

The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2011, excluding the investment in the Group Trust which is disclosed below.

	Master Trust Assets at Fair Value as of December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
US Equity Securities:				
AT&T common stock	$ 78,603	$ -	$ -	$ 78,603
Total US Stock Index Fund[1]	-	6,089	-	6,089
S&P 500 Index Fund[2]	-	12,970	-	12,970
Extended US Stock Index Fund[3]	-	5,874	-	5,874
Registered investment companies – Large Cap	146,354	-	-	146,354
Registered investment companies – Mid Cap	75,520	-	-	75,520
Registered investment companies – Small Cap	26,011	-	-	26,011
Registered investment companies – High Yield Bond	16,325	-	-	16,325
International Equity Securities:				
International Stock Index Fund[4]	-	3,093	-	3,093
US Fixed Income Securities:				
US Bond Market Index Fund[5]	-	21,325	-	21,325
Asset Allocation (AA) Funds:				
AA Strategy Balanced[6]	-	13,301	-	13,301
AA Strategy Growth[7]	-	14,243	-	14,243
AA Strategy Income[8]	-	6,025	-	6,025
Short term investments	3,068	-	-	3,068
Total assets at fair value	**$ 345,881**	**$ 82,920**	**$ -**	**$ 428,801**

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following tables set forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2010, excluding the investment in the Group Trust which is disclosed below.

	Level 1	Level 2	Level 3	Total
Master Trust Assets at Fair Value as of December 31, 2010				
US Equity Securities:				
AT&T common stock	$ 76,475	$ -	$ -	$ 76,475
Total US Stock Index Fund[1]	-	6,294	-	6,294
S&P 500 Index Fund[2]	-	12,654	-	12,654
Extended US Stock Index Fund[3]	-	5,959	-	5,959
Registered investment companies – Large Cap	173,415	-	-	173,415
Registered investment companies – Mid Cap	83,302	-	-	83,302
Registered investment companies – Small Cap	26,463	-	-	26,463
Registered investment companies – High Yield Bond	16,795	-	-	16,795
International Equity Securities:				
International Stock Index Fund[4]	-	4,345	-	4,345
US Fixed Income Securities:				
US Bond Market Index Fund[5]	-	19,596	-	19,596
Asset Allocation (AA) Funds:				
AA Strategy Balanced[6]	-	13,707	-	13,707
AA Strategy Growth[7]	-	14,667	-	14,667
AA Strategy Income[8]	-	5,828	-	5,828
Short term investments	2,815	-	-	2,815
Total assets at fair value	**$ 379,265**	**$ 83,050**	**$ -**	**$ 462,315**

[1]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 5000 Index. This common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

[2]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500®"). This common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

[3]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. This common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

[4]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index. This common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

[5]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in Barclays Capital Aggregate Bond Index. This common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

[6]This category includes a common/collective trust fund with an overall objective of providing income and the potential for long-term growth of capital. The common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

(Dollars in Thousands)

[7]This category includes a common/collective trust fund with an overall objective of providing long-term growth of capital. The common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

[8]This category includes a common/collective trust fund with an overall objective of providing current income, moderate risk and relative stability of capital. The common/collective trust fund has redemption restrictions limited to semi-monthly. The fair value of the investment in this category has been estimated using the net asset value per share.

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,	
	2011	2010
AT&T Savings Plan Master Trust (AT&T Master Trust)	**86.7%**	86.6%
AT&T Savings Master Trust (Master Trust)	**6.1%**	6.3%
BellSouth Savings and Security Plan	**7.2%**	7.1%
Total	**100.0%**	100.0%

(Dollars in Thousands)

The Master Trust's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2011.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$ -	$ -	$ 2,824	$ -	$ 2,824
Common/collective trust funds	-	420,247	166,567	-	586,814
103-12 investment entities	-	-	102,904	-	102,904
Equities - common stock	-	1,535,614	151,924	-	1,687,538
Equities - preferred stock	-	-	2,179	-	2,179
Publicly traded partnerships	-	4,378	-	-	4,378
Registered investment companies	1,405,006	43,068	1,956	547	1,450,577
Investment contracts (at fair value):					
Guaranteed investment contracts	-	-	-	6,222	6,222
Synthetic GICs:					
Interest bearing cash	-	-	-	58	58
Corporate and other bonds and notes	-	-	-	2,641,392	2,641,392
Registered investment companies	-	-	-	819,425	819,425
Futures	-	-	-	(383)	(383)
Government securities	-	-	-	4,019,599	4,019,599
Wrapper contracts	-	-	-	2,252	2,252
Group Trust investments at fair value	1,405,006	2,003,307	428,354	7,489,112	11,325,779
Unsettled trades and other	3,942	(2,022)	793	(175,832)	(173,119)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(383,199)	(383,199)
Group Trust net assets	$ 1,408,948	$ 2,001,285	$ 429,147	$ 6,930,081	$ 10,769,461
Master Trust's percentage ownership interest of investments	1.3%	3.0%	1.8%	8.2%	6.1%

(Dollars in Thousands)

The Master Trust's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2010.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$ -	$ -	$ 3,669	$ -	$ 3,669
Common/collective trust funds	-	815,433	218,702	-	1,034,135
103-12 investment entities	-	-	47,732	-	47,732
Equities - common stock	-	1,378,536	271,343	-	1,649,879
Equities - preferred stock	-	-	4,237	-	4,237
Equities - loaned	-	(69)	-	-	(69)
Publicly traded partnerships	-	3,676	-	-	3,676
Registered investment companies	1,326,799	36,762	2,120	545	1,366,226
Investment contracts (at fair value):					
Guaranteed investment contracts	-	-	-	27,223	27,223
Synthetic GICs:					
Interest bearing cash	-	-	-	36,594	36,594
Corporate preferred stock	-	-	-	3,311	3,311
Corporate and other bonds and notes	-	-	-	3,264,699	3,264,699
Registered investment companies	-	-	-	614,215	614,215
Futures	-	-	-	81	81
Government securities	-	-	-	3,468,987	3,468,987
Wrapper contracts	-	-	-	15,609	15,609
Market value of securities on loan	-	69	-	-	69
Collateral received for securities loaned	-	71	-	-	71
Group Trust investments at fair value	1,326,799	2,234,478	547,803	7,431,264	11,540,344
Unsettled trades and other	5,425	(609)	1,381	(446,763)	(440,566)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(311,368)	(311,368)
Obligation to return collateral on loaned securities	-	(71)	-	-	(71)
Group Trust net assets	$ 1,332,224	$ 2,233,798	$ 549,184	$ 6,673,133	$ 10,788,339
Master Trust's percentage ownership interest of investments	1.5%	3.0%	1.9%	8.7%	6.3%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and Total Investment Income for the year ended December 31, 2011

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$ -	$ -	$ (9,624)	$ -	$ (9,624)
Common/collective trust funds	-	(57,223)	(37,204)	-	(94,427)
103-12 investment entities	-	-	(9,893)	-	(9,893)
Equities	-	1,555	(23,887)	-	(22,332)
Publicly traded partnerships	-	558	-	-	558
Registered investment companies	18,568	(1)	-	-	18,567
Total net appreciation/ (depreciation) in fair value of Group Trust Investments	$ 18,568	$ (55,111)	$ (80,608)	$ -	$ (117,151)
Investment income:					
Interest	$ -	$ 59	$ 2,235	$ 224,474	$ 226,768
Dividends	50,496	20,255	6,199	-	76,950
Securities lending	-	-	-	2	2
Total investment income of Group Trust Investments	$ 50,496	$ 20,314	$ 8,434	$ 224,476	$ 303,720

(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2011:

	Group Trust Assets and Liabilities at Fair Value December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Interest bearing cash	$ 2,824	$ -	$ -	$ 2,824
U.S. equity securities:				
U.S. common stock:				
Large cap	894,512	-	-	894,512
Small cap	480,383	-	-	480,383
Common stock – registered investment companies	43,068	-	-	43,068
Common/collective trusts[1]	-	420,247	-	420,247
Publicly traded partnerships	4,378	-	-	4,378
International equity securities:				
Common stock	312,643	-	-	312,643
Common stock – registered investment companies	1,956	-	-	1,956
Common/collective trusts[2]	-	166,567	-	166,567
Preferred stock	2,179	-	-	2,179
103-12 investment entities[3]	-	102,904	-	102,904
Fixed income securities:				
Blackrock mutual fund	194,220	-	-	194,220
WAMCO mutual fund	533,376	-	-	533,376
PIMCO total return mutual fund	677,410	-	-	677,410
Stable Value Fund:				
Common stock – registered investment companies	547	189	-	736
Guaranteed investment contracts	-	6,222	-	6,222
Synthetic GICs:				
Interest bearing cash	-	58	-	58
Corporate and other bonds and notes:				
U.S. corporate bonds and notes	-	1,355,424	-	1,355,424
International corporate bonds and notes	-	524,632	-	524,632
Asset-backed securities	-	361,303	-	361,303
Collateralized mortgage obligations	-	42,928	-	42,928
Commercial mortgage-backed securities	-	357,105	-	357,105
Short term investment funds - registered investment companies	819,236	-	-	819,236
Futures	(383)	-	-	(383)
Government securities:				
U.S. government[4]	171,066	3,804,094	-	3,975,160
Municipals	-	31,467	-	31,467
Non U.S. government	-	12,972	-	12,972
Wrapper contracts	-	2,252	-	2,252
Total assets and liabilities at fair value	**$ 4,137,415**	**$ 7,188,364**	**$ -**	**$ 11,325,779**

[1]The objective of these common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver cost-effective, high-quality exposure to the U.S. equity market with close tracking of the Russell 3000 Index and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and weekly settlement. All of the common/collective trust funds are invested in U.S. equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

[2]The objective of these common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks exposure to the international markets. One fund seeks to deliver cost effective, high quality exposure to the international equity market tracking the ACWI ex US Index, and provide for liquidity. The other funds seek to provide returns in excess of the MSCI Emerging Markets Index. These common/collective trust funds have redemption restrictions limited to daily, weekly or monthly settlement and participants may be subject to short-term trading fees related to certain transactions. The fair value of the investment in this category has been estimated using the net asset value per share.

[3]These are equity commingled funds that invest primarily in publically traded non-U.S. securities. The fair value of the investments in this category has been estimate using the net asset value per share reported by the fund manager. The funds are selected by AT&T, and AT&T determines the timing and amount of contributions/redemptions, redemptions occur at net asset value. These are open ended funds with no fund maturity dates.

[4]Average duration of U.S. government securities is approximately 3 years.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2010:

	Group Trust Assets and Liabilities at Fair Value December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Interest bearing cash	$ 3,669	$ -	$ -	$ 3,669
U.S. equity securities:				
U.S. common stock:				
Large cap	910,941	-	-	910,941
Small cap	467,595	-	-	467,595
Common stock – registered investment companies	36,762	-	-	36,762
U.S. common stock – loaned	(69)	-	-	(69)
Common/collective trusts[1]	-	815,433	-	815,433
Publicly traded partnerships	3,676	-	-	3,676
International equity securities:				
Common stock	271,343	-	-	271,343
Common stock – registered investment companies	2,120	-	-	2,120
Common/collective trusts[2]	-	218,702	-	218,702
Preferred stock	4,237	-	-	4,237
103-12 investment entities[3]	-	47,732	-	47,732
Fixed income securities:				
Blackrock mutual fund	111,357	-	-	111,357
WAMCO mutual fund	378,428	-	-	378,428
PIMCO total return mutual fund	837,014	-	-	837,014
Stable Value Fund:				
Common stock – registered investment companies	545	-	-	545
Guaranteed investment contracts	-	27,223	-	27,223
Synthetic GICs:				
Interest bearing cash	-	36,594	-	36,594
Corporate preferred stock	3,311	-	-	3,311
Corporate and other bonds and notes:				
U.S. corporate bonds and notes	-	1,417,533	-	1,417,533
International corporate bonds and notes	-	612,459	-	612,459
Asset-backed securities	-	619,982	-	619,982
Collateralized mortgage obligations	-	80,829	-	80,829
Commercial mortgage-backed securities	-	533,896	-	533,896
Short term investment funds - registered investment companies	614,215	-	-	614,215
Futures	81	-	-	81
Government securities:				
U.S government[4]	53,911	3,325,640	-	3,379,551
Municipals	59,528	-	-	59,528
Other	1,035	-	-	1,035
Non U.S government	28,873	-	-	28,873
Wrapper contracts	-	15,609	-	15,609
Market value of securities on loan:				
U.S. stock fund	69	-	-	69
Collateral received for securities loaned	71	-	-	71
Total assets and liabilities at fair value	**$ 3,788,712**	**$ 7,751,632**	**$ -**	**$ 11,540,344**

[1] The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the Russell 3000 Index, high-quality and cost-effective index-based solutions to institutional investors and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

[2] The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index U.S. index. The five common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. All but one of these funds are invested in developed countries (i.e., developed: Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

[3] This is an equity commingled fund that invests primarily in publically traded non-U.S. securities. The fair value of the investments in this category has been estimated using the net asset value per share reported by the fund manager. The fund is selected by AT&T, and AT&T determines the timing and amount of contributions/redemptions, redemptions occur at net asset value. This is an open ended fund with no fund maturity date.

[4] Average duration of U.S. government securities is approximately 3 years.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments

In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). The instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund's investment assets. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Master Trust to the extent of the Plans' ownership in the Master Trust.

	Year Ended December 31, 2011
Futures contracts	$ 1,038
Forward foreign currency exchange rate contracts	$ (995)

Futures Contracts

The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the Master Trust, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, *Derivatives and Hedging* are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2011 and 2010 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans' ownership in the Master Trust.

(Dollars in Thousands)

At December 31, 2011, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration		Notional Value		Fair Value
US Treasury Bond Future	(255)	3/2012	$	(36,927)	$	(552)
US Treasury Bond Future	(15)	3/2012		(2,172)		(22)
US Treasury Bond Future	(10)	3/2012		(1,448)		(35)
US 10-Year Treasury Note Future	180	3/2012		23,603		317
US 5-Year Treasury Note Future	107	3/2012		13,189		8
US 2-Year Treasury Note Future	191	3/2012		42,124		25
US 2-Year Treasury Note Future	700	3/2012		154,383		98
US Ultra Bond Future	(132)	3/2012		(21,145)		(138)
US Ultra Bond Future	(18)	3/2012		(2,883)		(84)
Total			$	168,724	$	(383)

At December 31, 2010, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration		Notional Value		Fair Value
90-Day EuroDollar Future	(405)	3/2012	$	(100,288)	$	(147)
U.S. Treasury Bond Future	(184)	3/2011		(22,471)		630
U.S. 10-Year Treasury Notes Future	(151)	3/2011		(18,186)		(61)
U.S. 5-Year Treasury Notes Future	283	3/2011		33,314		(5)
U.S. 2-Year Treasury Notes Future	170	3/2011		37,214		(19)
U.S Ultra Bond Future	(12)	3/2011		(1,525)		42
U.S. Treasury Bond Future	(45)	3/2011		(5,496)		129
U.S. 10-Year Treasury Notes Future	195	3/2011		23,485		(770)
U.S. 2-Year Treasury Notes Future	402	3/2011		88,000		(57)
U.S Ultra Bond Future	(160)	3/2011		(20,335)		339
Total			$	13,712	$	81

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust's investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans' ownership in the Master Trust.

(Dollars in Thousands)

As of December 31, 2011 and 2010, the contracts held by the Group Trust were:

	Notional Value		Fair Value	
	2011	2010	**2011**	2010
Derivative assets	**$ 14,504**	$ 105,795	**$ 7**	$ 671
Derivative liabilities	**$ 14,504**	$ 105,795	**$ (68)**	$ 408

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies, which can be accounted for by the plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2011 include registered investment contracts, Traditional Guaranteed Investment Contracts ("Traditional GICs" or "GICs") and Synthetic GICs. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2011, the underlying net assets in the Stable Value Fund allocated to the Master Trust had a fair value of $603,095 and a contract value of $571,492. At December 31, 2010, the underlying net assets in the Stable Value Fund allocated to the Master Trust had a fair value of $607,854 and a contract value of $580,754. For the years ended December 31, 2011 and 2010, the average yield earned on these contracts was 1.50% and 2.41%, and the average yield earned by the Master Trust and the Plans, adjusted to reflect actual interest rate credited to participants, was 2.95% and 3.60%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2011 or 2010.

Traditional GICs are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $2,252 and $15,609 at December 31, 2011 and 2010.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments, and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund. Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plans' statement of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts," and the amount allocated to the Master Trust totaled $(31,603) at December 31, 2011 and $(27,100) at December 31, 2010. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

(Dollars in Thousands)

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk

Investments held by the Group Trust and the Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates

NOTE 5. RELATED PARTY TRANSACTIONS

The assets of the Plans are invested in AT&T stock either through the Group Trust or Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust and Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The LTSSP has received a determination letter from the Internal Revenue Service (IRS) dated March 28, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the LTSSP was amended and restated. Once qualified, the LTSSP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the LTSSP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the LTSSP, as amended and restated, is qualified and the related trust is tax exempt. In addition, the LTSSP was filed with the IRS for a favorable determination letter on February 2, 2009 pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

The LTSSP-PR has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury (Treasury) dated January 14, 2011, stating that the LTSSP-PR is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the PRIRC – 94) and, therefore, the related trust is exempt from taxation. The PRIRC-94 was replaced January 31, 2011 by the Puerto Rico Internal Revenue Code of 2010 (the Puerto Rico Code), and the retirement plan rules are now enacted as Puerto Rico Code Section 1081.01. Subsequent to this determination by the Treasury, the LTSSP-PR was amended. Once qualified, the LTSSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualifications. The plan administrator believes the LTSSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the LTSSP-PR, as amended, is qualified and the related trust is tax exempt.

(Dollars in Thousands)

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plans administrator believes they are no longer subject to income tax examinations for years prior to 2008.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2011:

	AT&T Long Term Savings and Security Plan	**AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan**
Net Assets Available for Benefits per the financial statements	**$ 1,114,428**	**$ 926**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**31,575**	**28**
Distributions payable to participants	**(198)**	**-**
Net Assets Available for Benefits per the Form 5500	**$ 1,145,805**	**$ 954**

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2010:

	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
Net Assets Available for Benefits per the financial statements	$ 1,168,531	$ 931
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,077	23
Distributions payable to participants	(141)	-
Net Assets Available for Benefits per the Form 5500	$ 1,195,467	$ 954

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
Distributions to participants per the financial statements	$ 106,286	$ 65
Distributions payable to participants at December 31, 2011	198	-
Distributions payable to participants at December 31, 2010	(141)	-
Distributions to participants per the Form 5500	$ 106,343	$ 65

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

	AT&T Long Term Savings and Security Plan	AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan
Total additions per the financial statements	$ 52,217	$ 60
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	31,575	28
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	(27,077)	(23)
Total income per the Form 5500	$ 56,715	$ 65

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

AT&T LONG TERM SAVINGS AND SECURITY PLAN
EIN 13-4924710, PLAN NO. 004

Identity of Issue	Description of Investment	Current Value
Loan Fund		
* Loans to Plan Participants	3.25% - 9.5%	$ 30,588
TOTAL		$ 30,588

* Party-in-Interest.

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN
EIN 66-0177929, PLAN NO. 002

Identity of Issue	Description of Investment	Current Value
Loan Fund		
* Loans to Plan Participants	3.25% - 7.25%	$ 40
TOTAL		$ 40

* Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T of Puerto Rico, Inc. Long Term Savings
   and Security Plan

By AT&T Services, Inc.
Plan Administrator for the Foregoing Plan

By   /s/ Paul W. Stephens
      Paul W. Stephens
      Senior Vice President and Controller

Date: June 22, 2012

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm

EX 23
Form 11-K for 2011
File No. 1-8610

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-173078) pertaining to the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan of our report dated June 22, 2012, with respect to the financial statements and schedule of the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Dallas, Texas
June 22, 2012

/s/ ERNST &YOUNG LLP